As filed with the Securities and Exchange Commission on June 16, 2017	333-132787

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

LUXOTTICA GROUP S.p.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Italy
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Michael A. Boxer, Esq.

Executive Vice President and Group General Counsel

4000 Luxottica Place

Mason, Ohio 45040

(513) 765-6134

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on ___at ___ a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of LUXOTTICA GROUP S.p.A.	N/A	N/A	N/A	N/A

*	Each unit represents one American Depositary Share.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15), (16) and (18)

	(iii)	The collection and distribution of dividends	Paragraphs (4), (12), (13), (15) and (18)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15), (16) and (18)

	(v)	The sale or exercise of rights	Paragraphs (13), (14), (15) and (18)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12), (13), (15), (17) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6), (8) and (22)

	(x)	Limitation upon the liability of the depositary	Paragraphs (14), (18), (19) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraphs (7) and (8)

Item 2.                  AVAILABLE INFORMATION

Statement that upon effectiveness of the termination of Luxottica Group S.p.A.’s reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Luxottica Group S.p.A. (the “Company”) shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act (the “Rule 12g3-2(b) exemption”) on its Internet Web site (www.luxottica.com) or through an electronic information delivery system generally available to the public in its primary trading market and shall comply with the other requirements of the Rule 12g3-2(b) exemption.

Paragraph (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Amended and Restated Deposit Agreement (the "Deposit Agreement"), dated as of March , 2006, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. – Previously filed.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on June 16, 2017.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

By:	/s/ Beverly George
Name:	Beverly George
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Luxottica Group S.p.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milan, Italy on June 16, 2017.

LUXOTTICA GROUP S.p.A.

By:	/s/ Stefano Grassi
Name:	Stefano Grassi
Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stefano Grassi and Michael A. Boxer, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 16, 2017.

Name	Title

/s/ Leonardo Del Vecchio	Executive Chairman
LEONARDO DEL VECCHIO

/s/ Luigi Francavilla	Deputy Chairman
LUIGI FRANCAVILLA

/s/ Francesco Milleri	Deputy Chairman
FRANCESCO MILLERI

/s/ Massimo Vian	Chief Executive Officer for Product and Operations (Principal
MASSIMO VIAN	Executive Officer) and Director

/s/ Marina Brogi	Director
MARINA BROGI

Director
LUIGI FEOLA

/s/ Stefano Grassi	Chief Financial Officer (Principal Financial and Accounting
STEFANO GRASSI	Officer)

/s/ Elisabetta Magistretti	Director
ELISABETTA MAGISTRETTI

/s/ Mario Notari	Director
MARIO NOTARI

/s/ Maria Pierdicchi	Director
MARIA PIERDICCHI

Director
KARL HEINZ SALZBURGER

/s/ Luciano Santel	Director
LUCIANO SANTEL

Director
CRISTINA SCOCCHIA

Director
SANDRO VERONESI

/s/ Andrea Zappia	Director
ANDREA ZAPPIA

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Luxottica Group S.p.A., has signed this Post-Effective Amendment to Registration Statement on Form F-6 on June 16, 2017.

By:	/s/ Michael A. Boxer
Name:	Michael A. Boxer
Title:	Authorized Representative

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Amended and Restated Deposit Agreement

(e)	Rule 466 Certification